Management's Discussion & Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2022

HyFlex

Endeavour SILVER

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MARCH31, 2022

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three months ended March 31, 2022 and the related notes contained therein, which were prepared in accordance with IAS34 Interim financial reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company uses certain non-IFRS financial measures in this MD&A as described under “Non‑IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on EDGAR at www.sec.gov. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States (“$.”) dollars and tabular amounts are expressed in thousands of U.S. dollars unless Canadian dollars (CAN$) are otherwise indicated. This MD&A is dated as of May 9, 2022 and all information contained is current as of May 9, 2022 unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI-43 101”). NI-43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 130

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour's anticipated performance in 2022, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce (oz), capital expenditures and sustaining capital and the impact of the COVID 19 pandemic on operations. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the ultimate impact of the COVID 19 pandemic on operations and results, fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Q1 2022 Highlights	Three Months Ended March 31
	2022	2021	% Change
Production
Silver ounces produced	1,314,955	1,048,100	25%
Gold ounces produced	8,695	11,109	(22%)
Payable silver ounces produced	1,303,540	1,036,710	26%
Payable gold ounces produced	8,549	10,894	(22%)
Silver equivalent ounces produced(1)	2,010,555	1,936,820	4%
Cash costs per silver ounce(2)(3)	10.21	7.86	30%
Total production costs per ounce(2)(4)	15.13	15.41	(2%)
All-in sustaining costs per ounce(2)(5)	20.90	19.94	5%
Processed tonnes	206,147	209,453	(2%)
Direct operating costs per tonne(2)(6)	122.86	112.36	9%
Direct costs per tonne(2)(6)	148.53	126.23	18%
Silver co-product cash costs(7)	15.18	15.16	0%
Gold co-product cash costs(7)	1,226	950	29%
Financial
Revenue ($ millions)	57.7	34.5	67%
Silver ounces sold	1,717,768	623,379	176%
Gold ounces sold	8,381	10,663	(21%)
Realized silver price per ounce	24.38	27.17	(10%)
Realized gold price per ounce	1,970	1,703	16%
Net earnings ($ millions)	11.7	12.2	(5%)
Adjusted net earnings (loss) (11) ($ millions)	11.7	(4.5)	357%
Mine operating earnings ($ millions)	20.3	5.7	258%
Mine operating cash flow before taxes ($ millions)(8)	26.7	13.3	101%
Operating cash flow before working capital changes(9)	20.6	5.2	293%
EBITDA(10) ($ millions)	25.6	24.0	7%
Working capital (12) ($ millions)	168.4	113.1	49%
Shareholders
Earnings per share - basic ($)	0.07	0.08	(13%)
Adjusted earnings (loss) per share - basic ($)(8)	0.07	(0.03)	339%
Operating cash flow before working capital changes per share(9)	0.12	0.03	266%
Weighted average shares outstanding	171,557,220	159,670,842	7%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures  and ratios which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, all-in sustaining costs ("AISC") per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 14.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by-product revenues. See Reconciliation to IFRS on page 17.

(5) AlSC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 18.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on page 17.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 18 and 19.

(8) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 15.

(9) See Reconciliation to IFRS on page 15 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(10) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 16.

(11) Adjusted net earnings in Q1, 2021is calculated by adding back reversals of impairment on non-current assets for the El Cubo mine, which had a significant effect on reported net earnings.  See Reconciliation to IFRS on page 16.

(12) Working capital is calculated by deducting current liabilities from current assets.  See Reconciliation to IFRS on page 15.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and Nevada, USA. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its initial business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  Investing resources expertise needed to discover new silver ore-bodies, the Company successfully re-opened and expanded these mines to realize their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In addition to operating the Guanaceví and Bolañitos mines in 2021, the Company also operated the El Compas mine.  The Company acquired the El Compas mine in 2016, which was commissioned in March 2019, and operated until August 2021, when the Company suspended mining and milling operations.  Management is currently evaluating it alternatives for the asset.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico, which was operated until November 2019. On March 17, 2021, the Company signed a definitive agreement to sell the El Cubo mine and related assets to Guanajuato Silver Company Ltd. ("GSilver") (formerly known as VanGold Mining Corp.) for a combination of cash and share payments plus additional contingency payments with completion of the sale on April, 9, 2021.

The Company is advancing the Terronera development project and on September 9, 2021 released a positive feasibility study for the project.  The Company intends to make a formal construction decision, subject to completion of a financing package and receipt of amended permits in the coming months.

On August 31, 2021 the Company acquired the Bruner Property, a gold exploration project, located in Nye County, Nevada.  The Company paid $10 million in cash for 100% of the Bruner Gold Project which includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

On January 12, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project in Durango State, Mexico from SSR Mining Inc. ("SSR") for total consideration of $70 million, consisting of $35 million in common shares and a further $35 million in cash or in common shares at the election of SSR and agreed to by the Company, and a grant of a 1.25% NSR royalty.  Closing is expected to occur in the first half of 2022 and is subject to TSX and NYSE approvals and receipt of Mexican Federal Economics Competition Commission approval, as well as customary closing conditions for a transaction of this kind.

The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures.  In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

As of March 31, 2022, the Company held $151.0 million in cash and $168.4 million in working capital.  Management believes there is sufficient working capital to meet the Company's current obligations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví and Bolañitos mines. The Company suspended mining operations at the El Compas mine in August 2021 due to exhaustion of reserves and it currently remains on care and maintenance.

Consolidated Production Results for the Three Months Ended March 31, 2022 and 2021

CONSOLIDATED	Three Months Ended March 31
	2022	2021	% Change
Ore tonnes processed	206,147	209,453	(2%)
Average silver grade (gpt)	231	179	29%
Silver recovery (%)	85.9	86.9	(1%)
Total silver ounces produced	1,314,955	1,048,100	25%
Payable silver ounces produced	1,303,540	1,036,710	26%
Average gold grade (gpt)	1.46	1.90	(23%)
Gold recovery (%)	89.6	86.7	3%
Total gold ounces produced	8,695	11,109	(22%)
Payable gold ounces produced	8,549	10,894	(22%)
Silver equivalent ounces produced(1)	2,010,555	1,936,820	4%
Cash costs per silver ounce(2)(3)	10.21	7.86	30%
Total production costs per ounce(2)(4)	15.13	15.41	(2%)
All in sustaining costs per ounce (2)(5)	20.90	19.94	5%
Direct operating costs per tonne(2)(6)	122.86	112.36	9%
Direct costs per tonne(2)(6)	148.53	126.23	18%
Silver co-product cash costs(7)	15.18	15.16	0%
Gold co-product cash costs(7)	1,226	950	29%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 14.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on page 17.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.

(6) Direct operating cost per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on page 17.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 18 and 19.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

Consolidated Production

Three months ended March 31, 2022 (compared to the three months ended March 31, 2021)

Consolidated silver production during Q1, 2022 was 1,314,955 oz, an increase of 25% compared to 1,048,100 oz in Q1, 2021, and gold production was 8,695 oz, a decrease of 22% compared to 11,109 oz in Q1, 2021.  Plant throughput was 206,147 tonnes at average grades of 231 grams per tonne (gpt) silver and 1.46 gpt gold, compared to 209,453 tonnes grading 179 gpt silver and 1.9 gpt gold in Q1, 2021.  The 25% increase in consolidated silver production, compared to Q1, 2021, is driven by a 23% increase in silver production at the Guanaceví mine and a 70% increase in silver production at the Bolañitos mine, partially offset by the suspension of the El Compas operations. Consolidated gold production decreased by 22% compared to Q1, 2021, primarily due to the suspension of the El Compas operation and a 16% decrease at the Bolañitos mine, partially offset by a 27% increase in gold production at the Guanaceví mine.  The increase in silver and gold production at the Guanaceví mine was driven by a 14% increase in throughput, a 10% increase in silver grade and a 13% increase in gold grade, with slightly lower recoveries. At the Bolañitos mine the increase in silver production was attributable to a 7% increase in throughput, a 61% increase in ore silver grade offset by slightly lower recoveries.  The decrease in gold production was attributable to an 20% decrease in ore gold grade.

Consolidated Operating Costs

Three months ended March 31, 2022 (compared to the three months ended March 31, 2021)

Direct operating costs per tonne in Q1, 2022 increased 9%, to $122.86 compared with Q1, 2021 due to higher operating costs at both Guanaceví and Bolañitos.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs and at Guanaceví, increased third party ore purchased has increased compared to the prior year. Including royalties and special mining duty, direct costs per tonne increased 18% to $148.53.  Compared to Q1, 2022, royalties have increased 75% to $4.3 million with the majority of the increase in Guanaceví. while remaining relatively flat in Bolañitos.  At Guanacevi there was royalty expense recognized during Q1 2022 on the higher than usual finished goods at December 31, 2021, which were sold in Q1 2022.  Increased profitability increased special mining duty from $0.4 million in Q1, 2021 to $1.0 million in Q1, 2022.

Consolidated cash costs per oz, net of by-product credits increased 30% to $10.21 due to higher direct costs per tonne and the lower gold credit driven by lower gold production.  All-In-Sustaining Costs (“AISC”) increased by 5% on a per oz basis compared to Q1, 2021 as a result of higher cash costs, increased capital expenditures at Guanaceví, increased allocated general and administrative costs, offset by the increased silver grade.  Corporate general and administrative expenses included a $0.6 million mark-to-market expense of cash-settled deferred share units, whereas the mark-to-market expense recovery was $0.2 million in Q1, 2021, attributable to period end changes in the Company’s share price.

On a co-product cash costs basis, silver cost per oz remained flat and gold cost per oz increased 29% compared to the Q1, 2021.  Improved silver ore grade was offset by higher operating, royalty and special mining duty costs and gold co-product cash costs increased due to lower gold grades, the increased operating costs slightly offset by higher gold recoveries.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre ("km") length of the prolific Santa Cruz vein.  Guanaceví provides steady employment to over 550 people and engages over 330 contractors.

In July 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  The Company agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price. The Company pays a 4% royalty on sales below $15.00 per silver oz, 9% above $15.00 per silver oz, 13% above $20.00 per silver oz, and a maximum of 16% above $25 per silver oz, based on then current realized prices. On December 12, 2021, the Company executed an amendment to the agreement whereby two additional concessions, adjacent to the existing and historic mine workings, were included in the existing agreement.

Production Results for the Three Months Ended March 31, 2022 and 2021

GUANACEVÍ	Three Months Ended March 31
	2022	2021	% Change
Ore tonnes processed	101,253	88,632	14%
Average silver grade (g/t)	407	369	10%
Silver recovery (%)	85.6	87.3	(2%)
Total silver ounces produced	1,133,850	918,217	23%
Payable silver ounces produced	1,130,448	915,462	23%
Average gold grade (g/t)	1.19	1.05	13%
Gold recovery (%)	89.8	91.7	(2%)
Total gold ounces produced	3,477	2,743	27%
Payable gold ounces produced	3,467	2,735	27%
Silver equivalent ounces produced(1)	1,412,010	1,137,657	24%
Cash costs per silver ounce(2)(3)	12.22	11.25	9%
Total production costs per ounce(2)(4)	15.49	13.98	11%
All in sustaining costs per ounce (2)(5)	20.52	19.07	8%
Direct operating costs per tonne(2)(6)	155.05	140.87	10%
Direct costs per tonne(2)(6)	204.08	168.74	21%
Silver co-product cash costs(7)	14.61	13.72	6%
Gold co-product cash costs(7)	1,180	860	37%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 14.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on page 17.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on page 17.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 18 and 19.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Guanaceví Production Results

Three months ended March 31, 2022 (compared to the three months ended March 31, 2021)

Silver production at the Guanaceví mine during Q1, 2022 was 1,133,850 oz, an increase of 23% compared to 918,217 oz in Q1, 2021, and gold production was 3,477 oz, an increase of 27% compared to 2,743 oz in Q1, 2021.  Plant throughput was 14% higher Q1, 2022 with 101,253 tonnes at average grades of 407 gpt silver and 1.19 gpt gold, compared to 88,632 tonnes grading 369 gpt silver and 1.05 gpt gold in Q1, 2021. The 23% increase in silver production is due to a 10% increase in silver grades with higher throughput and slightly decreased recoveries and the 27% increase in gold production is due to a 13% increase in gold grades with higher throughput and slightly decreased recoveries.  The purchase of third-party ores continued to supplement mine production, amounting to 11% of quarterly throughput, and contributed to the higher ore grades.

Guanaceví Operating Costs

Three months ended March 31, 2022 (compared to the three months ended March 31, 2021)

Direct operating costs per tonne for the three months ended March 31, 2022 increased 10% to $155.05 compared with the same period in 2021, resulting from increased purchase of local third-party ores, increased labour, power and consumables costs, the expensing of development costs in the Alondra area, as there were no reserves to allow for deferral of development costs, and an increase in operating development.  The local third-party ore contributed $28.82 per tonne during Q1, 2022 compared to $21.93 per tonne in Q1 2021 due to increased tonnes and grades.  Including royalty and special mining duty costs, direct cost per tonne increased 21% to $204.08 compared with the same period in 2021. Increased throughput and higher ore grades resulted in improved profitability and higher special mining duty payable to the Mexican government. The improved profitability of the operations resulted in $0.7 million Mexico special mining duty during three months ended March 31, 2022 compared to $0.3 million in the same period in 2021, and royalties increasing from $2.2 million to $4.2 million, which are included in cost per tonne and oz metrics. The increase in royalty and special mining duty costs during the three months ended March 31, 2022 compared to the prior period is also due to the timing of sales.  In Q1 2022 the Company sold approximately half of Q1, 2022 production, as well as the higher finished goods inventory that was held as of December 31, 2022.

Cash costs per oz, net of by-product credits, increased 9% to $12.22 compared to $11.25 for the same period in 2021, with the increase due to the higher direct costs offset by higher metal grades and higher gold credit. Similarly, AISC per oz increased 8% to $20.52 per oz for the three months ended March 31, 2022, as a result of the increase in costs and sustaining capital expenditures.  The increases in cash costs per oz, depreciation and depletion were the main drivers of the higher AISC, compared to 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant.  Bolañitos provides steady employment for over 490 people and engages over 150 contractors.

Production Results for the Three Months Ended March 31, 2022 and 2021

BOLAÑITOS	Three Months Ended March 31
	2022	2021	% Change
Ore tonnes processed	104,894	97,692	7%
Average silver grade (g/t)	61	38	61%
Silver recovery (%)	88.0	89.0	(1%)
Total silver ounces produced	181,105	106,227	70%
Payable silver ounces produced	173,092	98,988	75%
Average gold grade (g/t)	1.73	2.15	(20%)
Gold recovery (%)	89.4	91.5	(2%)
Total gold ounces produced	5,218	6,182	(16%)
Payable gold ounces produced	5,082	6,028	(16%)
Silver equivalent ounces produced(1)	598,545	600,787	(0%)
Cash costs per silver ounce(2)(3)	(2.95)	(23.49)	87%
Total production costs per ounce(2)(4)	12.77	15.38	17%
All in sustaining costs per ounce (2)(5)	23.39	24.31	(4%)
Direct operating costs per tonne(2)(6)	91.80	77.26	19%
Direct costs per tonne(2)(6)	94.91	79.50	19%
Silver co-product cash costs(7)	16.52	15.73	5%
Gold co-product cash costs(7)	1,335	986	35%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 14.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on page 17.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on page 17.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 18 and 19.

Bolañitos Production Results

Three months ended December 31, 2021 (compared to the three months ended December 31, 2020)

Silver production at the Bolañitos mine was 181,105 oz in Q1, 2022, an increase of 70% compared to 106,227 oz in Q1, 2021, and gold production was 5,218 oz in Q1, 2022, a decrease of 16% compared to 6,182 oz in Q1, 2021.  Plant throughput in Q1, 2022 was 104,894 tonnes at average grades of 61 gpt silver and 1.73 gpt gold, compared to 97,692 tonnes at average grades of 38 gpt silver and 2.15 gpt gold in Q1, 2021.  The 70% increase in silver production and 16% decrease in gold production compared to Q1, 2021 is primarily due to the fluctuations of ore grades from accessing different areas of the mine. There was a 61% increase in silver grades with higher throughput and slightly decreased recoveries and a 20% decrease in gold grades with higher throughput and slightly decreased recoveries.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

 Bolañitos Operating Costs

Three months ended March 31, 2022 (compared to the three months ended March 31, 2021)

Direct costs per tonne in Q1, 2022 increased 19% to $94.91 per tonne, primarily due to increased labour, power and consumables and increased operating development costs offset with slight increase in throughput tonnes compared to the same period in 2021.  Cash costs net of by-product credits, were negative $2.95 per oz of payable silver in Q1, 2022 compared to negative $23.49 per oz in Q1, 2021 due to the increased costs compared to the same period in the prior year and a significant reduction in the gold grade.  AISC decreased slightly in Q1, 2022 to $23.39 per oz primarily due to a decrease in sustaining capital.

On a co-product cash costs basis, silver cost per oz increased 5% compared to Q1, 2021and gold co-product costs increased 35% to $16.52 per silver oz and $1,335 per gold oz, respectively. The increases in the silver cost on a co-product basis were primarily driven by the higher direct costs per tonne offset by higher silver grades and the increase in the gold co-product cost was driven by the higher operating costs and the 20% decrease in gold grade.

EL COMPAS OPERATIONS

The El Compas operation is a small but high grade, permitted gold-silver mine with a small leased flotation plant in the historic silver mining district of Zacatecas. The leased floatation plant has a nominal plant capacity of 250 tpd.

El Compas employed close to 200 people and engaged over 55 contractors until the suspension of operations in mid-August 2021 as the mineral reserves were exhausted.  The mine, plant and tailings facilities are on short term care and maintenance, while management conducts an evaluation of the alternatives including final closure.

There remain several brownfield exploration opportunities on concessions owned by the Company, however further resource definition and evaluation is required to recommence production. Temporary closure costs were $0.2 million for Q1, 2022. Company management and contract personnel continue to maintain the security of the mine, plant, and tailings facilities.

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 km northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

Wood PLC completed an independent Feasibility Study ("FS") which has an effective date of September 9, 2021 and the full report was filed on SEDAR and EDGAR and posted to the Company's website on October 25, 2021.

The FS base case assumed a silver price of $20 per oz and a gold price of $1,575 per oz with an implied 79:1 silver to gold ratio, and a Mexico peso to U.S. dollar exchange rate of 20:1. At base case prices, the improved economics estimated an after-tax net present value of $174.1 million at a 5% discount rate, internal rate of return of 21.3%, and payback period of 3.6 years.  Initial capital expenditures were estimated to be $175 million with capital expenditures during production estimated to be $108.5 million. The 12-year life of mine was estimated to produce an average of 3.3 million silver oz and 32,874 gold oz per year generating $476 million pre-tax, $311 million after-tax, free cash flow over the life of the project.

The Company has commenced initial earthworks and intends to make a formal construction decision, subject to completion of a financing package and receipt of additional amended permits, in the coming months. A budget of $9.5 million was approved for Q1, 2022 to continue to advance the site clearing, preparations for initial earthworks, temporary camp and procuring of long lead items and expects to spend an additional $9.5 million on road construction, earthworks,  permanent camp and procurement of long lead items in Q2 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

The Company continues to further evaluate cost benefit initiatives and technologies to further enhance the operating flexibility of the project and economics during the construction preparation phase.

The Company re-classified the Terronera Project from an exploration and evaluation project to a development project in September 2021 and has subsequently invested $16.9 million on land acquisition, initial development and capital assets to advance development and $4.1 million on exploration and evaluation activities and administrative costs.

EXPLORATION RESULTS

In 2022, the Company plans to spend $13.0 million drilling 50,000 metres of core on brownfields projects, greenfields exploration and development engineering across its portfolio of mines and properties. At the Guanaceví mine 11,000 metres of core drilling are planned at a cost of $1.8 million and at the Bolañitos mine 10,000 metres of core drilling are planned at a cost of $1.5 million to replace reserves and expand resources.

At the Terronera development project, 11,000 metres are planned to test multiple regional targets identified in 2021 to expand resources within the district.  At the Parral project in Chihuahua state, 7,000 metres are planned at a cost of $1.7 million to delineate existing resources, expand resources and test new targets.  In the second half of the year, the Company expects to initiate a preliminary economic assessment.

In Chile, management intends to invest $1.5 million to test the Aida exploration project located in the northern Chile Region II along the Argentina border accessible by paved highway and dirt road.  The Company plans to drill 3,000 metres to test a manto target with significant silver-manganese-lead-zinc anomaly at surface in the second half of 2022.  Additionally, the Company plans to advance mapping, sampling and surface exploration on its other exploration projects in Chile, estimated to cost $0.9 million including administration costs in the country.

At the Bruner project, management plans to invest $1.9 million to evaluate and verify historical data to define a current resource, map and sample new targets and drill 3,000 metres verifying historical data and testing new targets.

At Guanaceví, in Q1 2022 the Company drilled 2,828 metres in 13 holes at a total expense of $0.4 million to delineate the extension El Curso ore bodies. Drilling confirmed expectations and intersected significant mineralization with similar ore grades and vein widths to historical results.

At Bolañitos, in Q1 2022 the Company drilled 2,901 metres in 13 holes at total expense of $0.3 million to target the Tepetateras, La Cuesta, Gina and Maru veins in Bolañitos South. The Company intersected significant mineralization with ore grades over mineable widths.

At Terronera, the Q1 2022 drill program targeted the regional area acquired in 2020.  A total of 2,543 metres were drilled in 7 holes at a total expense of $0.4 million.  Surface drilling was conducted on the Coral vein which is located south of the Los Cuates vein, which is approximately 10 km to the northwest of the Terronera Project, and on the Pena Gorda vein located in the Real Alto area at the southern end of the project area.

At Parral, the Q1 2022 the Company drilled 12 holes totalling 2,800 metres, with a cost of $0.6 million targeting various areas of the Veta Colorada vein. Drilling confirmed expectations in a number of areas, intersecting significant mineralization with meaningful vein widths. Management will continue the exploration program in 2022 with the intention to expand the resource estimate published in December 2019 and initiate an economic study in 2022.

In Chile, the Company completed initial exploration activities on the Catalina and Blanca properties.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

CONSOLIDATED FINANCIAL RESULTS

Three months ended March 31, 2022 (compared to the three months ended March 31, 2021)

In Q1, 2022, the Company's mine operating earnings were $20.3 million (Q1, 2021: $5.7 million) on net revenue of $57.7 million (Q1, 2021: $34.5 million) with cost of sales of $37.4 million (Q1, 2021: $28.8 million).

In Q1, 2022, the Company had operating earnings of $12.6 million (Q1, 2021: $14.3 million) after exploration and evaluations costs of $3.2 million (Q1, 2021: $4.1 million), general and administrative expense of $4.3 million (Q1, 2021: expense of $3.5 million) and care and maintenance expense of $0.2 million (Q1, 2021: $0.5 million).  Operating earnings in Q1, 2021 were also impacted by an impairment reversal of $16.8 million as a result of the valuation assessment done for El Cubo mine and related assets upon classification as held for sale.

The income before taxes for Q1, 2022 was $18.9 million (Q1, 2022: $16.0 million) after finance costs of $0.3 million (Q1, 2021: $0.3 million), a foreign exchange gain of $0.8 million (Q1, 2021: loss of $0.7 million) and investment and other income of $5.8 million (Q1, 2021: $2.7 million). The Company realized net earnings for the period of $11.7 million (Q1, 2021: $12.2 million) after an income tax expense of $7.2 million (Q1, 2021: $3.8 million).

Net revenue of $57.7 million in Q1, 2022, net of $0.7 million of smelting and refining costs, increased by 67% compared to $34.5 million, net of $0.6 million of smelting and refining costs, in Q1, 2021.  Gross sales of $58.4 million in Q1, 2022 represented a 66% increase over the $35.1 million for the same period in 2021. Silver oz sold increased 176% due to both increased silver production and the sale of the larger finished goods inventory held at December 31, 2021.  There was a 10% decrease in the realized silver price resulting in a 148% increase to silver sales. Gold oz sold decreased by 21% with a 16% increase in realized gold prices resulting in a 9% decrease in gold sales.  The decrease in gold sales is primarily driven by the decreased gold grades at the Bolañitos mine and the suspension of production from the El Compas mine.  During the period, the Company sold 1,717,768 oz silver and 8,381 oz gold, for realized prices of $24.38 and $1,970 per oz, respectively, compared to sales of 623,379 oz silver and 10,663 oz gold, for realized prices of $27.17 and $1,703 per oz, respectively, in the same period of 2021. For the three months ended March 31, 2022, the realized prices of silver and gold were 1.5% and 5.0% higher respectively than the London spot prices. Silver and gold London spot prices averaged $24.01 and $1,877, respectively, during the three months ended March 31, 2022.

The Company decreased its finished goods silver inventory and slightly increased its finished goods gold inventory to 668,382 oz and 3,841 oz, respectively, at March 31, 2022 compared to 1,082,610 oz silver and 3,674 oz gold at December 31, 2021.  The cost allocated to these finished goods was $13.5 million at March 31, 2022, compared to $15.6 million at December 31, 2021 and $8.0 million at March 31, 2021.  At March 31, 2022, the finished goods inventory fair market value was $24.1 million, compared to $31.7 million at December 31, 2022 and $15.9 million at March 31, 2021.

Cost of sales for Q1, 2022 was $37.4 million, an increase of 30% over the cost of sales of $28.8 million for Q1, 2021.  The increase in cost of sales was impacted by both an increase in the quantity of silver ounces sold during the period and increased input costs. Overall costs for Q1, 2022 were impacted by higher labour, power and consumables costs, royalties, and a strengthening of the Mexican peso, partially offset by improved productivity at the Guanaceví and Bolañitos operations, compared to Q1, 2021.

Exploration and evaluation expenses were $3.2 million, decrease of 22% compared to $4.1 million incurred in the same period of 2021.  General and administrative expenses increased to $4.3 million in Q1, 2022 compared to $3.5 million for the same period of 2021 primarily due to the mark-to-market impact of cash-settled director's deferred share units, which comparatively increased costs by $0.8 million while labour, legal and investor relations costs increased incrementally.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

The Company incurred a foreign exchange gain of $0.8 million in Q1, 2022 compared to a foreign exchange loss of $0.7 million in Q1, 2021 due to timing of the settlements of the working capital balances and a strengthening of the Mexican peso at the end of the quarter. The Company incurred $0.3 million in finance charges primarily related to mobile equipment purchased compared to $0.3 million in the same period in 2021.  The Company recognized $5.8 million in investment and other income compared to $2.7 million in Q1, 2021 primarily resulting from recognizing an unrealized gain on marketable securities and warrants of $5.4 million (Q1, 2021: $2.5 million), $0.1 million in interest income (Q1, 2021: $0.2 million), $0.1 million in royalty income (Q1, 2021: $30 thousand) and $0.2 million in other income (Q1, 2021: $Nil).

Income tax expense was $7.2 million in Q1, 2022 compared to $3.8 million in Q1, 2021.  The $7.2 million tax expense is comprised of $1.0 million in current income tax expense (Q1, 2021: $0.7 million) and $6.2 million in deferred income tax expense (Q1, 2021: $3.1 million). The current income tax expense consists of $1.0 million of special mining duty taxes and $40 thousand of income taxes. The deferred income tax expense of $6.2 million is primarily due to the use of loss carry forwards to offset taxable income generated at the Guanaceví and Bolañitos operations.

The recoverable amounts of the Company's cash-generating units ("CGUs"), which include mining properties, plant and equipment, are determined at the end of each reporting period, if impairment indicators are identified.  In previous years, commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGU's value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

During Q1, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability, were classified assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were re-measured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million were reversed resulting in a $16.8 million impairment reversal.

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below.  We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ration is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

Working capital is a non-IFRS measure that is a common measure of liquidity but does no have any standardized meaning.  The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets.  Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS.  The measure is intended to assist readers in evaluating our liquidity.

Expressed in thousands US dollars	As at March 31, 2022	As at December 31, 2021
Current assets	$208,911	$161,762
Current liabilities	40,677	40,554
Working capital	$168,234	$121,208

Adjusted earnings and adjusted earnings per share ("EPS") are non-IFRS measures that do not have standardized meanings prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other issuers.

The Company incurred a reversal of impairments on non-current assets of the El Cubo mine and equipment that had a significant effect on reported earnings in Q1, 2021.  Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impact of the impairment and significant non-routine items to appropriately compare to past performance and are provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
(except for share numbers and per share amounts)	2022	2021
Net income for the period per financial statements	$11,662	$12,249
Impairment (reversal) of non-current assets, net of tax	-	($16,791)
Adjusted net earnings (loss)	$11,662	($4,542)
Basic weighted average share outstanding	171,557,220	159,670,842
Adjusted net earnings (loss) per share	$0.07	($0.03)

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties.  Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
	2022	2021
Mine operating earnings per financial statements	$20,269	$5,664
Share-based compensation	127	118
Amortization and depletion	6,306	7,496
Mine operating cash flow before taxes	$26,702	$13,278

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

Expressed in thousands US dollars	Three Months Ended March 31
(except for per share amounts)	2022	2021
Cash from (used in) operating activities per financial statements	$21,733	($3,923)
Net changes in non-cash working capital per financial statements	1,114	(9,166)
Operating cash flow before working capital changes	$20,619	$5,243
Basic weighted average shares outstanding	171,557,220	159,670,842
Operating cash flow before working capital changes per share	$0.12	$0.03

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.  Management uses EBITDA for this purpose.  EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.  EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS.  Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended March 31
	2022	2021
Net income for the period per financial statements	$11,662	$12,249
Depreciation and depletion - cost of sales	6,306	7,496
Depreciation and depletion - exploration	107	79
Depreciation and depletion - general & administration	48	34
Depreciation and depletion - care & maintenance	30	15
Finance costs	177	291
Current income tax expense	1,015	671
Deferred income tax expense	6,222	3,127
EBITDA	$25,567	$23,962
Share based compensation	1,527	1,165
Impairment (reversal) of non-current assets, net of tax	-	(16,791)
Adjusted EBITDA	$27,094	$8,336
Basic weighted average shares outstanding	171,557,220	159,670,842
Adjusted EBITDA per share	$0.16	$0.05

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios are similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty.  Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories.  Total production costs include all cash costs plus amortization and depletion, changes in amortization and depletion in finished goods inventory and site share-based compensation.  Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced.  Direct operating cost per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes.  The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$17,884	$8,837	$26,721	$8,060	$7,105	$3,563	$18,728
Smelting and refining costs included in net revenue	-	654	654	-	489	138	627
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	-	-
Closing finished goods	7,908	2,995	10,903	5,935	204	441	6,580
Direct operating costs	15,699	9,629	25,328	12,486	7,548	3,500	23,534
Royalties	4,234	83	4,317	2,213	68	179	2,460
Special mining duty (1)	731	244	975	257	151	38	446
Direct costs	20,664	9,956	30,620	14,956	7,767	3,717	26,440
By-product gold sales	(5,022)	(11,488)	(16,510)	(3,464)	(10,529)	(4,165)	(18,158)
Opening gold inventory fair market value	1,900	4,784	6,684	735	746	1,283	2,764
Closing gold inventory fair market value	(3,724)	(3,763)	(7,487)	(1,925)	(309)	(662)	(2,896)
Cash costs net of by-product	13,818	(511)	13,307	10,302	(2,325)	173	8,150
Amortization and depletion	3,910	2,396	6,306	1,593	3,793	2,110	7,496
Share-based compensation	63	64	127	39	40	39	118
Opening finished goods depreciation and depletion	(1,965)	(635)	(2,600)	(271)	(104)	(804)	(1,179)
NRV depreciation cost adjustment	-	-	-	-	-	-	-
Closing finished goods depreciation and depletion	1,689	897	2,586	1,137	118	133	1,388
Total production costs	$17,515	$2,211	$19,726	$12,800	$1,522	$1,651	$15,973

	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	101,253	104,894	206,147	88,632	97,692	23,129	209,453
Payable silver ounces	1,130,448	173,092	1,303,540	915,462	98,988	22,260	1,036,710

Cash costs per silver ounce	$12.22	($2.95)	$10.21	$11.25	($23.49)	$7.77	$7.86
Total production costs per ounce	$15.49	$12.77	$15.13	$13.98	$15.38	$74.17	$15.41
Direct operating costs per tonne	$155.05	$91.80	$122.86	$140.87	$77.26	$151.33	$112.36
Direct costs per tonne	$204.08	$94.91	$148.53	$168.74	$79.50	$160.71	$126.23

Note: Production at El Compas was suspended in August 2021.

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Expressed in thousands US dollars	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Closing finished goods	7,908	2,995	10,903	5,935	204	441	6,580
Closing finished goods depletion	1,689	897	2,586	1,137	118	133	1,388
Finished goods inventory	$9,597	$3,892	$13,489	$7,072	$322	$574	$7,968

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$13,818	($511)	$13,307	$10,302	($2,325)	$173	$8,150
Operations share-based compensation	63	64	127	39	40	39	118
Corporate general and administrative	2,067	876	2,943	1,588	839	277	2,704
Corporate share-based compensation	917	389	1,306	520	275	91	886
Reclamation - amortization/accretion	65	53	118	12	11	2	25
Mine site expensed exploration	352	250	602	456	234	193	883
Intangible payments	29	12	41	31	31	31	93
Equipment loan payments	245	489	734	308	568	-	876
Capital expenditures sustaining	5,646	2,426	8,072	4,204	2,734	-	6,938
All-In-Sustaining Costs	$23,202	$4,048	$27,250	$17,460	$2,407	$806	$20,673
Growth exploration and evaluation			2,413				3,007
Growth capital expenditures			4,925				332
All-In-Costs			$34,588				$24,012

	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	101,253	104,894	206,147	88,632	97,692	23,129	209,453
Payable silver ounces	1,130,448	173,092	1,303,540	915,462	98,988	22,260	1,036,710
Silver equivalent production (ounces)	1,412,010	598,545	2,010,555	1,137,657	600,787	198,376	1,936,820

Sustaining cost per ounce	$20.52	$23.39	$20.90	$19.07	$24.31	$36.19	$19.94
All-In-costs per ounce			$26.53				$23.16

Expressed in thousands US dollars	Three Months Ended March 31
	2022	2021
Capital expenditures sustaining	$8,072	$6,938
Growth capital expenditures	4,925	332
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$12,997	$7,270

Expressed in thousands US dollars	Three Months Ended March 31
	2022	2021
Mine site expensed exploration	$602	$883
Growth exploration and evaluation	2,413	3,007
Total exploration and evaluation	3,015	3,890
Exploration depreciation and depletion	107	79
Exploration share-based compensation	94	161
Exploration and evaluation expense	$3,216	$4,130

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

Expressed in thousands US dollars	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$17,884	$8,837	$26,721	$8,060	$7,105	$3,563	$18,728
Smelting and refining costs included in net revenue	-	654	654	-	489	138	627
Royalties	4,234	83	4,317	2,213	68	179	2,460
Special mining duty (1)	731	244	975	257	151	38	446
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Closing finished goods	7,908	2,995	10,903	5,935	204	441	6,580
Direct costs	$20,664	$9,956	$30,620	$14,956	$7,767	$3,717	$26,440

	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	1,133,850	181,105	1,314,955	918,217	106,227	23,656	1,048,100
Average realized silver price ($)	24.38	24.38	24.38	27.17	27.17	27.17	27.17
Silver value ($)	27,643,263	4,415,340	32,058,603	24,947,956	2,886,188	642,734	28,476,877

Gold production (ounces)	3,477	5,218	8,695	2,743	6,182	2,184	11,109
Average realized gold price ($)	1,970	1,970	1,970	1,703	1,703	1,703	1,703
Gold value ($)	6,849,690	10,279,460	17,129,150	4,671,329	10,527,946	3,719,352	18,918,627

Total metal value ($)	34,492,953	14,694,800	49,187,753	29,619,285	13,414,134	4,362,086	47,395,504
Pro-rated silver costs (%)	80%	30%	65%	84%	22%	15%	60%
Pro-rated gold costs (%)	20%	70%	35%	16%	78%	85%	40%

Pro-rated silver costs ($)	16,560	2,991	19,957	12,597	1,671	548	15,886
Pro-rated gold costs ($)	4,104	6,965	10,663	2,359	6,096	3,169	10,554

Silver co-product cash costs ($)	14.61	16.52	15.18	13.72	15.73	23.15	15.16
Gold co-product cash costs ($)	1,180	1,335	1,226	860	986	1,451	950

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share numbers and per share amounts	2022	2021					2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross Sales	$58,394	$48,875	$34,954	$48,357	$35,093	$61,238	$36,148	$20,529
Smelting and refining costs included in net revenue	654	358	392	582	627	491	562	328
Total Revenue	57,740	48,517	34,562	47,775	34,466	60,747	35,586	20,201
Direct production costs	26,721	26,013	18,639	26,223	18,728	26,115	18,682	11,962
Royalties	4,317	4,285	2,698	4,340	2,460	4,434	2,029	834
Mine operating cash flow before taxes	26,702	18,219	13,225	17,212	13,278	30,198	14,875	7,405
Share-based compensation	127	87	105	111	118	60	87	92
Amortization and depletion	6,306	5,014	4,843	6,624	7,496	8,919	8,497	4,197
Write down on inventory	-	896	-	272	-	405	-	-
Mine operating earnings (loss)	$20,269	$12,222	$8,277	$10,205	$5,664	$20,814	$6,291	$3,116

Basic earnings (loss) per share	$0.07	$0.00	($0.03)	$0.04	$0.08	$0.13	$0.00	($0.02)
Diluted earnings (loss) per share	$0.07	$0.00	($0.03)	$0.04	$0.07	$0.13	$0.00	($0.02)
Weighted shares outstanding	171,557,220	171,557,220	168,383,755	170,432,326	159,670,842	157,536,658	156,265,280	147,862,393

Net earnings (loss)	$11,662	($471)	($4,479)	$6,656	$12,249	$19,923	$451	($3,289)
Amortization and depletion	6,491	5,194	4,986	6,723	7,624	8,965	8,296	4,213
Finance costs	177	22	195	216	291	332	359	356
Current income tax	1,015	1,005	659	1,146	671	1,937	595	195
Deferred income tax	6,222	4,992	3,017	1,116	3,127	(7,112)	556	(514)
NRV cost adjustment	-	-		6	-	231	375	246
EBITDA	$25,567	$10,742	$4,378	$15,863	$23,962	$24,276	$10,632	$1,207

*For Q4, 2020 write downs on inventory at period end have been shown as a separate line item in the above reconciliation.  For prior periods, it has been included as components of direct costs and amortization and depletion.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Processed tonnes	206,147	213,492	222,461	242,018	209,453	237,389	206,324	114,120
Guanaceví	101,253	108,334	105,496	111,893	88,632	106,425	83,816	62,231
Bolañitos	104,894	105,158	107,752	107,912	97,692	107,332	98,945	41,680
El Compas	-	-	9,213	22,213	23,129	23,632	23,563	10,209
Silver ounces	1,314,955	1,443,199	1,305,399	1,073,724	1,048,100	1,117,289	942,274	596,545
Guanaceví	1,133,850	1,301,941	1,174,168	939,241	918,217	991,697	806,917	527,347
Bolañitos	181,105	141,258	123,883	120,044	106,227	99,417	112,094	55,682
El Compas	-	-	7,348	14,439	23,656	26,175	23,263	13,516
Silver grade	231	235	204	163	179	169	162	188
Guanaceví	407	417	387	308	369	331	336	304
Bolañitos	61	48	41	39	38	34	42	47
El Compas	-	-	24	30	47	50	48	60
Silver recovery	85.9	89.4	89.3	84.9	86.9	86.8	87.6	86.3
Guanaceví	85.6	89.6	89.5	84.8	87.3	87.6	89.1	86.7
Bolañitos	88.0	87.0	87.2	88.7	89.0	84.7	83.9	88.4
El Compas	-	-	103.4	67.4	67.7	68.9	64.0	68.6
Gold ounces	8,695	9,387	10,541	11,166	11,109	12,586	10,260	5,817
Guanaceví	3,477	3,885	3,605	3,084	2,743	3,198	2,342	1,847
Bolañitos	5,218	5,502	6,215	6,753	6,182	6,754	5,779	2,508
El Compas	N/A	59	721	1,329	2,184	2,634	2,139	1,462
Gold grade	1.46	1.52	1.57	1.63	1.90	1.90	1.82	1.84
Guanaceví	1.19	1.21	1.13	0.98	1.05	1.01	0.95	1.05
Bolañitos	1.73	1.83	1.98	2.14	2.15	2.22	2.04	2.10
El Compas	-	-	1.81	2.45	4.12	4.41	3.98	5.55
Gold recovery	89.6	90.2	93.9	87.9	86.7	87.0	85.0	86.3
Guanaceví	89.8	92.2	94.1	87.5	91.7	92.5	91.5	87.9
Bolañitos	89.4	88.9	90.6	91.0	91.5	88.2	89.1	89.1
El Compas	-	-	134.5	76.0	71.3	78.6	70.9	80.3
Cash costs per oz (1)	$10.21	$8.65	$8.16	$13.03	$7.86	$6.83	$3.69	$2.78
Guanaceví	$12.22	$10.74	$10.40	$17.06	$11.25	$13.21	$9.64	$8.48
Bolañitos	($2.95)	($10.69)	($16.82)	($30.39)	($23.49)	($44.56)	($40.89)	($30.20)
El Compas	-	-	$49.17	$96.21	$7.77	($50.04)	$0.44	($96.83)
AISC per oz (1)	$20.90	$19.48	$17.46	$25.39	$19.94	$18.52	$17.48	$14.91
Guanaceví	$20.52	$18.74	$16.12	$24.68	$19.07	$19.67	$17.76	$15.00
Bolañitos	$23.39	$27.46	$28.88	$19.56	$24.31	$16.98	$10.51	$29.79
El Compas	-	-	$48.16	$123.73	$36.19	($20.19)	$40.39	($48.25)
Direct costs per tonne (1)	$148.53	$136.62	$130.38	$141.61	$126.23	$129.66	$112.37	$109.74
Guanaceví	$204.08	$193.87	$176.50	$193.09	$168.74	$179.34	$146.26	$126.13
Bolañitos	$94.91	$77.68	$81.53	$81.69	$79.50	$75.82	$67.82	$77.02
El Compas	-	-	$173.67	$173.37	$160.71	$150.52	$178.92	$143.50

(1) Cash cost per oz, AISC per oz and direct costs per tonne are not-IFRS measures.

(2) El Compas operations were suspended in August 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During Q1 2022, the average price of silver was $24.01 per ounce, with silver trading between $22.24 and $26.18 per oz based on the London Fix silver price. This compares to an average of $26.26 per oz for the three months ended March 31, 2021, with a low of $24.00 and a high of $29.59 per oz. For the three months ended March 31, 2022, the Company realized an average price of $24.38 per silver oz compared with $27.17 for the three months ended March 31, 2021.

During Q1 2022, the average price of gold was $1,877 per oz, with gold trading between $1,788 and $2,039 per oz based on the London Fix PM gold price. This compares to an average of $1,794 per oz during the three months ended March 31, 2021, with a low of $1,684 and a high of $1,943 per oz. During the three months ended March 31, 2022, the Company realized an average price of $1,970 per oz compared with $1,703 for the three months ended March 31, 2021.

During the year ended December 31, 2021, the average price of silver was $25.14 per oz, with silver trading between $21.53 and $29.59 per oz based on the London Fix silver price. This compares to an average of $20.53 per oz for the year ended December 31, 2020, with a low of $12.01 and a high of $28.89 per oz. For the year ended December 31, 2021, the Company realized an average price of $25.22 per silver oz compared with $21.60 for the year ended December 31, 2020.

During the year ended December 31, 2021, the average price of gold was $1,799 per oz, with gold trading between $1,684 and $1,943 per oz based on the London Fix PM gold price. This compares to an average of $1,771 per oz during the year ended December 31, 2020, with a low of $1,474 and a high of $2,067 per oz. During the year ended December 31, 2021, the Company realized an average price of $1,790 per oz compared with $1,846 for the year ended December 31, 2020.

The impact of measures to combat the spread of COVID-19 on global economy resulted in significant volatility in the financial markets, including the gold and silver market in March 2020. During March 2020, silver prices capitulated on expectations of a global recession with the expectation of reduced industrial demand, then subsequently significantly rebounded as investment demand increased due to the monetary aspects of silver, rising demand as a "green" metal and rising geopolitical tension. Government signals of higher interest rates to offset inflation concerns impacted the price of silver in the second half of 2021 and into 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During Q1 2022, the Mexican peso was relatively flat with a slight strengthening at the end of the quarter. The average foreign exchange rate was $20.50 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.88 to $21.35. This compares to an average of $20.33, with a range of $19.61 to $21.42 Mexican pesos per U.S. dollar in Q1, 2021.

During the year ended December 31, 2021, the Mexican peso was relatively flat.  The average foreign exchange rate was $20.27 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.61 to $21.90. This compares to an average of $21.48, with a range of $18.53 to $25.00 Mexican pesos per U.S. dollar in 2020.

During the year ended December 31, 2020, the Mexican peso was relatively flat until a significant decrease in oil prices followed by the COVID-19 crisis in March 2020 when the Mexican peso significantly depreciated against the U.S. dollar as funds flowed to safe haven markets and assets.  Subsequently, the Mexican peso gradually appreciated against the U.S. dollar back to levels slightly lower than pre-crisis levels as investment risk was re-established.

During Q1 2022, the Canadian dollar was relatively flat. The average foreign exchange rate was $1.266 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.247 to $1.284. This compares to an average of $1.266, with a range of $1.243 to $1.283 Canadian dollars per U.S. dollar in Q1 2021.

During the year ended December 31, 2021, the Canadian dollar was relatively flat although it initially appreciated compared to the U.S. dollar with the strengthening of oil prices and then weakened again towards the end of the year. During 2021, the average foreign exchange rate was $1.253 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.204 to $1.292. This compares to an average of $1.3409, with a range of $1.272 to $1.453 Canadian dollars per U.S. dollar during 2020.

During the year ended December 31, 2020, the Canadian dollar was flat until a significant decrease in oil prices and then the COVID-19 crisis in March 2020 when the Canadian dollar significantly depreciated against the U.S. dollar as funds invested in safe haven markets and assets. Subsequently, the Canadian dollar gradually appreciated against the U.S. dollar back to levels slightly lower than pre-crisis levels as investment risk was re-established.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Cost Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. During Q1 2022 and in 2021, mining, processing and indirect costs all increased and royalties paid for ore mined from the Porvenir Cuatro extension increased substantially due to increased production and strong metals prices, and improved profitability resulted in special mining duties paid to the government.

ANNUAL OUTLOOK

The Company has implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  The Mexican government declared mining as an essential business, however in Mexico positive COVID-19 cases continue at a significant rate. A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk. The mines continue to operate under strict safety protocols with the expectations of operating near throughput capacity. At each site, the Company is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

As the COVID-19 global pandemic is dynamic, the ultimate duration and severity of the pandemic remains uncertain.  The pandemic could have a material impact on the Company's future production and cost estimates.

Production

In 2022, silver production is expected to range from 4.2 to 4.8 million oz and gold production is anticipated be in the 31,000 to 35,000 oz range. Silver equivalent production is forecasted to total 6.7-7.6 million oz using an 80:1 silver:gold ratio.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/ Day (tpd)
Guanaceví	3.8 -4.2	10.0-12.0	4.6 -5.2	1,100-1,200
Bolañitos	0.4 -0.6	21.0-23.0	2.1-2.4	1,000-1,200
Total	4.2-4.8	31.0-35.0	6.7-7.6	2,100-2,400

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

At Guanaceví, production will range between 1,100 tpd to 1,200 tpd and average 1,165 tpd from the Milache, SCS and P4E orebodies. A significant portion of production will be mined from the Porvenir Cuatro extension on the El Curso concessions.  The El Curso concessions were leased from a third party with no up-front costs but with significant royalty payments on production.  Compared to 2021, ore grades are expected to decrease slightly with similar recoveries.  Cash costs per ounce and direct operating costs per tonne are expected to increase in 2022, primarily due to the impact of inflation on power costs, reagent costs and salaries as well as higher estimated royalty and mining duty payments.

In 2022, production at Bolañitos is expected to range from 1,000 tpd to 1,200 tpd and average 1,080 tpd from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems.  Ore grades and recoveries are expected to be similar to 2021.  Cash costs per oz and direct costs per tonne are expected to increase primarily due to inflationary impact on power costs and salaries.

Operating Costs

In 2022, cash costs, net of gold by-product credits, are expected to be $9.00-$10.00 per oz of silver produced.  Consolidated cash costs on a co-product basis are anticipated to be $13.00-$14.00 per oz silver and $1,100-$1,200 per oz gold.

AISC, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $20.00-$21.00 per oz of silver produced.  When non-cash items such as stock-based compensation and accretion are excluded, AISC are forecasted to be in the $19.00-$20.00 range.

Direct costs per tonne are estimated to be $95-$100 with inflationary pressures expected to continue in 2022.  Direct operating costs, which include royalties and special mining duties are estimated to be in the range of $120-$125 per tonne.

Management made the following assumptions in calculating its 2022 cost forecasts: $22 per oz silver price, $1,760 per oz gold price and 20:1 Mexican peso to U.S. dollar exchange rate.

Sustaining Capital Investments

In 2022, Endeavour's preliminary plan is to invest $34.3 million in sustaining capital, including $32.6 million at its two operating mines and $1.7 million to maintain the exploration concessions and cover corporate infrastructure.  At current metal prices, the sustaining capital investments should be covered by operating cash flow.

At Guanaceví, $20.4 million will be invested on capital projects, the largest of which is the development of 5.7 km of mine access at the Milache, SCS and the P4E orebodies for an estimated $10.3 million. The additional $10.1 million will go to upgrade the plant, mining fleet, support site infrastructure, and expand the tailings dam.

At Bolañitos, $12.2 million will be invested on capital projects, including $8.4 million for 5.5 km of mine development to access reserves and resources in the Plateros-La Luz, Lucero-Karina, Bolañitos-San Miguel and Belen vein systems. The additional $3.8 million will go to upgrade the mining fleet, support site infrastructure, raise the tailings dam and commence a new portal to access the Belen ore body.

The capital budget presented below does not include the $70 million acquisition cost associated with the Company's pending acquisition of the Pitarrilla Project in Durango State, Mexico from SSR.  The transaction is expected to be completed in the first half of 2022.

	Mine Development	Other Capital	Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$10.3 million	$10.1 million	$20.4 million	-	$20.4 million
Bolañitos	$8.4 million	$3.8 million	$12.2 million	-	$12.2 million
Terronera	-	-	-	$9.5 million	$9.5 million
Corporate	-	-	$1.7 million	$2.0 million	$3.7 million
Total	$18.7 million	$13.9 million	$34.3 million	$11.5 million	$45.8 million

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

Pitarrilla Acquisition

On January 17, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project, a large undeveloped silver, lead, and zinc project, located in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. for a total consideration of US$70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR Mining and as agreed to by the Company) and a 1.25% net smelter returns royalty. SSR Mining retains a 1.25% NSR Royalty in Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR Mining proposes to sell it. Closing is expected to occur in the first half of 2022 and is subject to Toronto Stock Exchange and New York Stock Exchange approvals and receipt of Mexican Federal Economic Competition Commission approval, as well as customary closing conditions for a transaction of this kind.

Subject to closing the Pitarrilla acquisition, management plans to invest $1.8 million for drilling to verify the historical data and define a current resource in 2022.

Development Investment and Expenditures

At Terronera, expected expenditures are $19.0 million for the first half of 2022 to continue with final detailed engineering, early earth works, critical contracts and procurement of long lead items.  The Company intends to make a formal construction decision, subject to completions of a financing package and receipt of amended permits, in the coming months, at which time the budget for the remainder of 2022 for the project will be determined.

Exploration Expenditures

In 2022, the Company plans to spend $13.0 million drilling 50,000 metres across its properties. At the Guanaceví and Bolañitos mines, 21,000 metres of drilling is planned as a cost of $3.3 million to replace reserves and expand resources.

At the Terronera development project, 11,000 metres are planned to test multiple regional targets identified in 2021 to expand resources within the district.  At the Parral project in Chihuahua state, 7,000 metres are planned at a cost of $1.7 million to delineate existing resources, expand resources and test new targets.  In the second half of the year, the Company expects to initiate a preliminary economic assessment.

In Chile, management intends to invest $1.5 million to test the Aida exploration project located in the northern Chile Region II along the Argentina border accessible by paved highway and dirt road.  The Company plans to drill 3,000 metres to test a manto target with significant silver-manganese-lead-zinc anomaly at surface in the second half of 2022.  Additionally, the Company plans to advance mapping, sampling and surface exploration on its other exploration projects in Chile, estimated to cost $0.9 million including administration costs in the country.

At the Bruner project, management plans to invest $1.9 million to evaluate and verify historical data to define a current resource, map and sample new targets and drill 3,000 metres verifying historical data and testing new targets.

Project	2022 Activity	Drill Metres	Expenditures
Guanaceví	Drilling	11,000	$1.8 million
Bolañitos	Drilling	10,000	$1.5 million
Terronera	Drilling	15,000	$2.4 million
Parral	Drilling/Economic Study	8,000	$1.9 million
Chile - Aida	Drilling	3,000	$1.5 million
Chile - Other	Evaluation	-	$1.2 million
Bruner	Drilling/Evaluation	3,000	$ 2.2 million
Total		50,000	$12.5 million

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased from $103.3 million at December 31, 2021 to $151.0 million at March 31, 2022.  The Company had working capital of $168.4 million at March 31, 2022 (December 31, 2021 - $121.2 million).  The $47.2 million increase in working capital is primarily due to the net proceeds of an equity offering of $43.2 million and $21.7 million provided by operating activities, offset by $13.0 million invested in property, plant and equipment, $1.4 million for the purchase of other investments, $1.3 million in loan and lease payments and $1.9 million for the withholding taxes on the settlement of performance share units.

Operating activities provided $21.7 million during Q1 2022 compared to using $3.9 million in Q1 2021. The significant non-cash adjustments to the net earnings of $11.7 million (Q1, 2021: $12.2 million) were amortization and depletion of $6.5 million (Q1, 2021 - $7.6 million), share-based compensation of $1.5 million (Q1, 2021 - $1.2 million), a deferred income tax expense of $6.2 million (Q1, 2021 -$3.1 million), finance costs of $0.3 million (Q1, 2021 - $0.3 million), a gain on other investments of $5.4 million (Q1, 2021 - $2.5 million) and a decrease in non-cash working capital of $1.1 million (Q1, 2021 - increase of $9.1). In Q1, 2021 there was also an impairment reversal of non-current assets of $16.8 million of the El Cubo mine and equipment upon reclassification as held for sale.  The change in non-cash working capital was primarily due to a decrease in finished goods inventory offset by a decrease in income tax payable.

The Company's Mexican subsidiaries pay Impuesto al Valor Agregado ("IVA") on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Investing activities during Q1, 2022 used net $14.3 million compared to using $3.2 million in Q1, 2021. The capital investments were primarily for sustaining capital at existing operations and for development capital at the Terronera Project.  Capital investments totaled $13.0 million in property, plant and equipment during Q1 2022 compared to $7.3 million during Q1 2021.  The Company used $1.4 million for investments in marketable securities during Q1, 2022 compared to generating net $3.6 million on the sale and purchase of marketable securities during Q1, 2021.

At Guanaceví, the Company invested $5.7 million, with $4.3 million spent on 1.4 km of mine development and acquired $0.7 million of mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, including $0.6 million on plant upgrades, mine site improvements and the tailings facility and $0.1 million on office, building infrastructure and light vehicles.

At Bolañitos, the Company invested $2.4 million, with $1.9 million spent on 1.3 km of mine development and acquired $0.3 million of mobile equipment.  The Company continued to invest in upgrades for the plant and surrounding infrastructure, totaling $0.2 million.

At Terronera, the Company invested $7.6 million, with $3.4 million spent on land payments, buildings and preliminary development, $4.1 million in mobile equipment and $0.1 million on light vehicles, office and IT infrastructure.

Exploration investments were $0.1 million spent on holding costs, mobile equipment, office, building infrastructure and light vehicles.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

Financing activities for Q1 2022 increased cash by $40.1 million, compared to increasing cash by $32.1 million in the same period in 2021.  During the three months ended March 31, 2022 the Company received gross proceeds of $46.0 million through a prospectus equity offering, paid $2.7 million in share issuance costs, received $0.1 million on the exercise of employee stock options, paid $1.3 million in interest and principal repayments on loans and leases and paid $1.9 million on redemption of performance share units.  By comparison, during the same period in 2021, the Company raised gross proceeds through an ATM financing of $30.1 million, paid $0.6 million in share issue costs, received $3.8 million on the exercise of employee options and paid $1.2 million in interest and principal repayments on loans and leases.

On March 22, 2022, the Company completed a prospectus equity financing with the offering co-led by BMO Capital Markets and PI Financial Corp., together with a syndicate of underwriters consisting of CIBC World Markets Inc., B. Riley Securities Inc., and H.C. Wainwright & Co., LLC. The Company issued a total of 9,293,150 common shares at a price of $4.95 per share for aggregate gross proceeds of $46,001, less commission of $2,524 and recognized $273 of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital. The Company plans to use the net proceeds of the offering of $43.2 million to pay the $35 million cash consideration payable to SSR on pending completion of the Company's acquisition of the Pitarrilla project in Durango State, Mexico and for the Company's general corporate purposes and working capital.

The net proceeds have been used as follows:

Use of proceeds (thousands)
Net proceeds received	$43,204
Pitarrilla acquisition - cash payment	-
Allocated to working capital	$43,204

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2022 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a Mexican peso ("MXN") 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.1 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 14.1 million ($0.7 million) and inflationary charges of MXN 21.1 million ($1.1 million) has accumulated.

Included in the Company's consolidated financial statements are net assets of $595,000 held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000 in a prior year.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court against the June 2016 tax assessment has been rejected and the Company continues to assess MSCG's settlement options and has filed an appeal with the Supreme Court of Justice.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value-added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA refunded on these supplier payments.  In the Company's judgement, the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($0.5 million) and inflationary charges of MXN 1.6 million ($0.1 million) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that of these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of March 31, 2022, the Company held $151.0 million in cash and $168.4 million in working capital. The duration and severity of the global COVID-19 pandemic could have a material impact on the Company's liquidity.  The Mexican government declared mining as an essential business, however in Mexico positive COVID-19 cases continue at a significant rate. A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk. The mines are operating under strict safety protocols with the expectations of operating near throughput capacity.

The Company may be required to raise additional funds through future debt or equity financings in order to finance the development of the Terronera Project and may need to raise additional funds to carry out other business plans.  The Company will continue to monitor capital markets, economic conditions, the COVID-19 global pandemic and assess its short term and long term capital needs.

See Annual Outlook on page 23 for discussion on planned capital and exploration expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

Contractual Obligations

The Company had the following undiscounted contractual obligations at March 31, 2022:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$11,152	$11,152	$-	$-	$-
Loans payable	13,333	5,345	6,441	1,547	-
Lease liabilities	1,231	255	348	325	303
Other contracts(1)	751	156	223	223	149
Other Long-Term Liabilities (2)	11,080	-	156	2,144	8,780
Total	$37,547	$16,908	$7,168	$4,239	$9,232

(1) Other contracts consist of office premises operating costs and short-term leases.

(2) The $11,080 of other long-term liabilities is the undiscounted cost estimate to settle the Company's reclamation costs of the Guanacevi, Bolañitos and El Compas mines in Mexico.  These costs include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

TRANSACTIONS WITH RELATED PARTIES

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke, the Company's Executive Chairman, being a common director.  From time to time, the Company incurs third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $6,000 for the three months ended March 31, 2022 (March 31, 2021 - $1,000).  The Company had a $2,000 net receivable related to administration costs outstanding as at March 31, 2022 (December 31, 2021 - $1,000).

The Company was charged $276,000 for legal services for the three months ended March 31, 2022 by a law firm in which the Company's corporate secretary is a partner (March 31, 2021 - $141,000).  The Company has $115,000 payable to the law firm as at March 31, 2022 (December 31, 2021 - $5,000).

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at March 31, 2022, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$151,014	$151,014	$151,014
Other investments	17,928	-	17,928	17,928
Trade receivables	5,008	-	5,008	5,008
Other receivables	-	8,374	8,374	8,374
Total financial assets	$22,936	$159,388	$182,324	$182,324

Financial liabilities:
Accounts payable and accrued liabilities	$6,445	$26,303	$32,748	$32,748
Loans payable	-	12,289	12,289	12,289
Total financial liabilities	$6,445	$38,592	$45,037	$45,037

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by no or little market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities as at March 31, 2022 that measured at fair value on a recurring basis include:

As at March 31, 2022 Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$17,928	$16,754	$-	$1,174
Trade receivables	5,008	-	5,008	-
Total financial assets	$22,936	$16,754	$5,008	$1,174

Liabilities:
Deferred share units	$6,307	$6,307	$-	$-
Share appreciation rights	$138	-	$138	-
Total financial liabilities	$6,445	$6,307	$138	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy.  The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  For Level 3 investments, which consist of share purchase warrants where inputs are not observable, they have an estimated value determined by using an option pricing model.  Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy.  The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARS grant date and the exercise date.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

The SARs are classified as Level 2 in the fair value hierarchy.  The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts and accounts receivable.  Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.  Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirement and development plans.  The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates impact the value of cash equivalents.  As at March 31, 2022 the Company has $1.2 million in equipment loans with interest rates that are linked to Libor and, with other variables unchanged, a 1% increase in the Libor rate would result in an additional interest expense of $12,000.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  At March 31, 2022, there are 101,317 oz of silver and 2,936 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at March 31, 2022, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.8 million.

OUTSTANDING SHARE DATA

As of May 9, 2022, the Company had the following securities issued and outstanding:

  181,047,827 common shares;
  4,031,986 common shares issuable under stock options with a weighted average exercise price of CAD$4.16 per share expiring between May 3, 2023 and March 24, 2027; and
  1,420,000 performance share units with a weighted average grant price of CAD$3.95 vesting between March 1, 2023 and March 23, 2025.

As at March 31, 2022, the Company's issued share capital was $629.6 million (December 31, 2021 - $585.4 million), representing 180,561,327 common shares (December 31, 2021 - 170,537,307), and the Company had options outstanding to purchase 4,518,486 common shares (December 31, 2021 - 3,848,200) with a weighted average exercise price of CAD$3.53 (December 31, 2021 - CAD$3.68).

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The accounting policies applied in the Company's condensed consolidated interim financial statements for the three months ended March 31, 2022 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2021 except for the following:

Property, Plant and Equipment: Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date was for annual periods beginning on or after January 1, 2022 and the Company adopted the policy effective January 1, 2022.  As of March 31, 2022, these amendments did not affect our condensed consolidated interim financial statements as no amounts have been received from selling items produced while preparing assets for their intended use.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 32

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management's judgment relate to the determination of mineralized reserves and resources, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2021 for a detailed discussion of the areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended March 31, 2022 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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